UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Publication of Shelf Prospectus in Israel

Ellomay Capital Ltd. (the “Company”), today announced that it has filed a Shelf Prospectus with the Israel Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”).

The Shelf Prospectus is valid for a period of two years (and could be extended by the ISA for an additional year, subject to certain conditions), and allows the Company to raise from time to time funds through the offering and sale, in Israel, of various securities, including debt and equity, at the discretion of the Company. Any offering of these securities will be made pursuant to a shelf offering report that will describe the terms of the securities being offered and the specific details of the offering.

Securities offered pursuant to the Shelf Prospectus (to the extent offered), will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act), absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any shelf offering report, if made, will be made only in Israel, unless provided otherwise in the shelf offering report, subject to registration or exemption as aforementioned.

Potential Public Offering in Israel

The Company further announced that it is examining the possibility of a public offering and listing in Israel of additional debentures from its existing Series C Debentures and a new series of options to purchase ordinary shares of the Company that will be listed on the TASE (together, the “Securities”), or units comprised of a combination of the Securities.

The execution of such possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of listing approvals, and other factors such as market conditions. Accordingly there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. Persons. The Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933.

Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: October 19, 2020